SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Press Release of April l, 2011 — Coca-Cola Hellenic Bottling Company S.A. proposes amendment to article 3 of its Articles of Association

Press Release of April 27, 2011 — Coca-Cola Hellenic Bottling Company S.A announces the expiry of the term of its share buy-back programme

Press Release of May 6, 2011 — Coca-Cola Hellenic Bottling Company S.A announces resolutions of the Annual General Meeting of shareholders held on 6 May 2011

Press Release of May 10, 2011 — Coca-Cola Hellenic Bottling Company S.A announces results for the three months ended 1 April 2011.

Press Release of May 12, 2011 — Coca-Cola Hellenic Bottling Company S.A publishes the first stakeholder-reviewed CSR report in the European beverage industry to reach the reporting standard level GRI A+

Press Release of May 13, 2011 — Coca-Cola Hellenic Bottling Company S.A announces renewal of Syndicated Multi-Currency Revolving Credit Facility

Press Release of May 23, 2011 —  Coca-Cola Hellenic Bottling Company S.A announces the publication of prospectus relating to the EUR 2,000,000,00. Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V.

Coca-Cola Hellenic Bottling Company S.A.

proposes amendment to article 3 of its Articles of Association

Athens, Greece — 1 April 2011 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announces, according to article 19 para. 2 of Law 3556/2007 that the Board of Directors of the Company intends to propose to the Annual General Meeting that is scheduled for 6th May 2011 the amendment of article 3 of the Company’s Articles of Association regarding the Company’s share capital, with the insertion of the following paragraphs at the end of paragraph (a):

“By decision of the Annual General Meeting of the shareholders dated                     , the share capital of the company was increased by Euro 549,736,428 through the capitalization of reserves by an increase of the nominal value of each share by Euro 1.50 per share, i.e. from Euro 0.50 to Euro 2.00 per share.

After the above increase, the share capital of the Company amounted to Euro 732,981,904 divided into 366,490,952 shares of a nominal value of Euro 2.00 each.

By decision of the same Annual General Meeting of the shareholders, the share capital of the company was decreased by Euro 183,245,476 through a decrease of the nominal value of each share by Euro 0.50 per share, i.e. from Euro 2.00 to Euro 1.50 per share and the return to the shareholders in cash of the amount of the decrease.

After the above decrease, the share capital of the Company amounts to Euro 549,736,428, divided into 366,490,952 shares of a nominal value of Euro 1.50 each”.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic announces

the expiry of the term of its share buy-back programme

Athens — 27 April 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, “Company”) announces that the term of its buy-back programme expired on 26 April 2011. Such term had been determined by resolution of its Board of Directors dated 30 April 2009 pursuant to a share buy-back programme adopted by an Extraordinary General Meeting of the Company’s shareholders on 27 April 2009. Under the programme, the Company resolved to buy back a maximum of up to 5% of its paid-in share capital, subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share

During the period from 30 April 2009 to 26 April 2011, the Company purchased 3,430,135 ordinary shares at an average price of euro 17.1204 per share, corresponding to 0.94% of the Company’s share capital.

The Company currently owns 3,430,135 of its ordinary shares, corresponding to 0.94% of its share capital.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces resolutions of the Annual General Meeting of shareholders held on 6 May 2011

Athens, Greece — 6 May 2011 - The Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) took place on Friday, 6 May 2011.

713 shareholders representing 263,681,511 shares, out of a total number of 366,490,952 shares, i.e. 71.95% of the Company’s share capital, were present or represented and voted at the Meeting.

The following items on the Agenda were discussed and the following decisions were taken:

•                                          The Management Report by the Board of Directors and the Audit Report by the Company’s Statutory Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year which ended on 31.12.2010 were submitted.

•                                          The Company’s annual Financial Statements and the consolidated Financial Statements for the fiscal year which ended on 31.12.2010 were submitted and approved.

•                                          The members of the Board of Directors and the Statutory Auditors of the Company were discharged from any liability for their activities during the fiscal year which ended on 31.12.2010.

•                                          The remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and for their services to the Company for the fiscal year 2010 was approved and their remuneration for the fiscal year 2011 was pre-approved.

•                                          PricewaterhouseCoopers were elected as Statutory Auditors for the fiscal year 2011 and the Board of Directors was authorised to determine their fees.

•                                          The financial results for the fiscal year 2010 were approved.

•                                          The election of Mr. John Hunter as non-executive member of the Board of Directors was approved, in replacement of Mr. Alexander B. Cummings.

•                                          The members of the Board of Directors were re-elected as follows, for a term of three years, i.e. until the Annual General Meeting of 2014:

Doros Constantinou	executive director
George A. David	non-executive director
Anastasios G. David	non-executive director
Anastasios P. Leventis	non-executive director
Haralambos K. Leventis	non-executive director
John Hunter	non-executive director
Irial Finan	non-executive director
Kent Atkinson	independent non-executive director
Antonio D’ Amato	independent non-executive director
Sir Michael Llewellyn-Smith	independent non-executive director
Nigel Macdonald	independent non-executive director

Christos Ioannou	independent non-executive director

Furthermore, Messrs Kent Atkinson, Nigel Macdonald and Christos Ioannou were re-elected as members of the Audit Committee of the Board of Directors.

•                                          It was approved to increase the share capital of the Company by the amount of EUR 549,736,428 through the capitalization of reserves, by increasing the nominal value of the Company’s share by EUR 1.50 per share, from EUR 0.50 to EUR 2.00 per share.

•                                          It was approved to decrease the share capital of the Company by the amount of EUR 183,245,476, by decreasing the nominal value of the Company’s share by EUR 0.50 per share, from EUR 2.00 to EUR 1.50 per share, and the return of the amount of the decrease to the Company’s shareholders in cash, i.e. a return of EUR 0.50 per share. The ex-rights date will be 10 June 2011, the record date will be 15 June 2011, and the payment of the capital return to the shareholders will commence on 21 June 2011. Furthermore, the General Meeting authorized the Company’s Board of Directors to proceed with all necessary actions for the implementation of the return of the amount of the decrease to the shareholders.

•                                          The amendment of Article 3 of the Articles of Association of the Company, and the codification of the Articles of Association in a single document were approved.

The breakdown of the votes for each resolution will be posted on the Company website www.coca-colahellenic.com within five (5) days, in accordance with article 32, paragraph 1 of Codified Law 2190/1920.

RESULTS FOR THE THREE MONTHS ENDED 1 APRIL 2011

FIRST QUARTER 2011 HIGHLIGHTS

	2011	2010	% Change
Volume (m unit cases)	434	431	1%
Net Sales Revenue (€ m)	1,416	1,377	3%
Cost of goods sold (€ m)	895	842	6%
Comparable EBIT (€ m)	28	57	-51%
Comparable Net (Loss) /Profit (€ m)	(1)	29	n/a
Comparable EPS (€)	—	0.08	n/a

•                  Top line: Volume growth led by a 3% increase in emerging markets. Net sales revenue growth included a 2% increase in developing and a 7% increase in emerging markets.

•                  Categories: Sparkling beverages volume increased by 3% in the quarter, while ready-to-drink tea grew by 5%. On the other hand water volume declined by 4% and juice by 8%.

•                  Brands: Trademark Coca-Cola grew by 4%. Coca-Cola Zero increased by 8% in established markets and 14% in developing markets. Brand Coca-Cola grew by 3% and 9% in developing and emerging markets respectively.

•                  Share gains: In Q1 2011 we expanded our sparkling share across most of our key markets including Russia, Greece, Nigeria, Romania, Italy, the Czech Republic and Ireland.

•                  Restructuring: We continue to expect benefits from restructuring initiatives of approximately €38m in 2011.

•                  Comparable Operating profit: the adverse impact on top line from the timing of Easter this year, together with increased commodity costs resulted in a decline in comparable EBIT.

•                  Net debt: At the end of the first quarter net debt stood at €1,893m.

•                  Cash flow: Free cash outflow of €68m in the quarter, which we expect to normalise through the course of the year.

•                  3yr guidance: Expected free cash flow of €1.6 billion in 2011-2013, with cumulative capital expenditure of €1.5 billion.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented:

“Once again the geographic diversity of our markets allowed us to deliver volume and revenue growth in the first quarter of 2011 despite the impact of the timing of Easter this year. However, increasing commodity prices during our seasonally least significant trading period reduced our profitability for the quarter.

While input costs will remain a challenge throughout the year, we expect trading conditions to improve as we move into our more important summer selling period during the second quarter. We will continue to balance the need to offset significant increases in commodity prices with the ability of our consumers to bear increased cost and our strategy of strengthening our market position.

We believe that our focus on execution in the marketplace and the added benefits of our new customer centric initiatives across our diverse geographic territory will enable us to create value both in the near and longer term.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2011 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the consolidated financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators

	First quarter 2011			First quarter 2010
Group Financial Results (numbers in € million except per share data)	EBIT(1)	Net (loss) / profit(2)	EPS	EBIT(1)	Net profit(2)	EPS
Reported	17.6	(8.9)	(0.02)	52.4	25.7	0.07
Restructuring costs	10.1	7.9	0.02	4.6	3.5	0.01
Comparable	27.7	(1.0)	—	57.0	29.2	0.08

(1)       Operating profit or EBIT refers to profit before tax excluding finance income / costs and share of results of equity method investments.

(2)          Loss / profit after tax attributable to owners of the parent.

Financial indicators presented on a comparable basis exclude the recognition of restructuring costs incurred in both periods under review.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘Hellenic’ or the ‘Company’ or the ‘Group’) achieved comparable operating profit of €27.7 million in the first quarter of 2011, compared to €57.0 million in the first quarter of 2010. Positive volume performance in our emerging markets segment contributed to unit case volume increasing by 1% in the first quarter. Our first quarter is customarily the least significant quarter for our business, and volume performance was negatively impacted by the timing of Easter shifting to the second quarter of 2011.

We are encouraged by improving economic trends in key countries such as Russia, Nigeria, the Czech Republic, Slovakia, and Switzerland. On the other hand, Greece, Ireland, Italy, Hungary, Bulgaria and Romania continue to exhibit high unemployment, weak consumer sentiment and GDP contractions.

We maintained or grew our share of the non-alcoholic ready to drink and sparkling beverages categories in most of our key markets during the first quarter of 2011, including Greece, Italy, Ireland, Switzerland, the Czech Republic, Nigeria, Russia and Romania. Sparkling beverages volume increased by 3% in the quarter, with a 4% increase in the sales of trademark Coca-Cola products and a 7% increase in sales of trademark Sprite. We were able to increase volume in the ready to drink tea category by 5% driven by double-digit growth in emerging markets. The juice category continues to be most affected by the decreased purchasing power of our consumers and was down by 8% in the first quarter. Volume in the water category was down by 4% but package mix improved across all segments thus improving overall profitability of the category.

The impact of increased commodity prices was more evident in the first quarter due to an unfavourable base effect. Commodity prices were significantly lower in the first quarter of 2010 while in the comparable period this year particularly world sugar and PET prices were higher.

Net sales revenue increased by 3% in the quarter, partly due to higher volume, increased pricing and better category mix and favourable foreign exchange rate movements, primarily reflecting the strengthening of the Russian rouble, the Polish zloty and the Swiss franc. Comparable operating profit decreased by 51% in the quarter, as increased commodity prices and higher operating expenses more than offset an improvement in net sales revenue. As a result, comparable operating profit margins decreased from 4.1% to 2.0% in the quarter.

As part of our effort to optimise our processes and improve efficiency, six more of our operations successfully launched SAP ‘Wave 2’ as of 1 January 2011 without any disruption in our service to customers. Our restructuring initiatives remain on target, with approximately one third of the €30-35 million in estimated restructuring costs for 2011 incurred in the first quarter. Cost savings initiatives are also continuing across our business, with a specific focus on light weighing initiatives in both PET and glass packages.

In March 2011, we issued €300 million fixed-rate notes with a maturity of five years finalising the re-financing of the outstanding balance of notes due to mature in July 2011. This issuance enabled us to extend our overall debt maturity profile. None of our notes are now due to mature until September 2013.

In March 2011, the Greek corporate income tax rate was reduced from 24% to 20% and the Greek corporate tax on distributable profits was replaced with a dividend withholding tax. For dividends approved by the shareholders General Assembly after 1 January 2012 the rate of withholding tax is 25%. Dividends that are repatriated from qualifying EU subsidiaries will be exempt from tax in Greece. We expect that the benefit we will receive from the lower Greek corporate tax rate will be reflecting the contribution of our Greek operation to the Group’s profits.

In recognition of our continuous sustainability efforts, our Croatian operation received an award for its commitment to Corporate Social Responsibility (CSR), which award was presented by the Croatian Chamber of Economy and the Croatian Business Council for Sustainable Development.

Operational Review by Reporting Segments

Established markets

	First quarter	First quarter	%
	2011	2010	Change
Volume (million unit cases)	153.0	155.4	-2%
Net sales revenue (€ million)	621.5	624.2	—
Operating profit (EBIT in € million)	33.5	43.8	-24%
Comparable operating profit (EBIT in € million)	41.5	47.8	-13%

•                  Unit case volume in our established markets segment declined by 2% in the quarter, representing a reduced rate of decline compared to the decline of 5% in the comparable prior year period.

•                  Net sales revenue remained flat in the quarter, as a favourable currency impact was offset by lower volume and negative pricing and package mix.

•                  Volume in Italy increased in the low single-digits in the quarter, driven by growth in trademark Coca-Cola products and the water category. Coca-Cola Zero exhibited high single-digit growth and was the primary contributor to increased volume in the sparkling category. Higher margin immediate consumption packages have been outperforming future consumption packages, largely as a result of increased sales in quick service restaurants. We are exploiting the benefits of our SAP Wave 2 roll-out in 2010.

•                  Volume in Switzerland was flat in the quarter, as we cycle a mid single-digit increase due to the successful listing of trademark Coca-Cola products with one of the largest retail chains in the first quarter of 2010. We witnessed positive channel and package mix in the first quarter and were able to achieve share gains in the sparkling category as well as the juice, tea and energy categories.

•                  Volume in Greece declined by high single-digits in the quarter, as economic conditions remained challenging. As part of the recent austerity measures, as of 1 January 2011, VAT effectively increased by 6% compared to the first quarter of last year, placing additional pressure on an already weak consumer sentiment, which remains the lowest in the EU. Despite the difficult economic environment, we gained share in the quarter, benefiting from activation programs and capitalising on the high level of brand equity of our products in Greece. We expect a recovery in the tourism sector in subsequent quarters. The tourism sector accounts for approximately 25% of total Greek GDP and has experienced two consecutive years of double-digit decline.

•                  Volume in Ireland increased in the low single-digits in the quarter, although domestic consumption is declining, consumer confidence remains low and unemployment remains high. Continued promotional activities supported our volume growth in a declining market, thereby resulting in share gains for us across all major categories. Our customer collaboration program is contributing to positive performance in the modern trade channel and in convenience stores. Our higher margin immediate consumption channel continues to deteriorate.

•                  The established markets segment contributed €42 million to the Group’s comparable operating profit for the quarter, 13% below the comparable prior year period. Lower volume and unfavourable pricing more than offset benefits from restructuring initiatives and favourable foreign currency movements.

Operational Review by Reporting Segments (continued)

Developing markets

	First quarter	First quarter	%
	2011	2010	Change
Volume (million unit cases)	79.2	79.8	-1%
Net sales revenue (€ million)	234.9	230.6	2%
Operating (loss) / profit (EBIT in € million)	(6.1)	0.9	n/a
Comparable operating (loss) / profit (EBIT in € million)	(4.9)	1.1	n/a

•                  Unit case volume in our developing markets segment declined by 1% in the quarter, cycling 2% growth in the comparable prior year period. The developing markets segment was the most affected by the timing of Easter this year. In Poland and Hungary we phased the timing of promotional activity to the second quarter due to the roll-out of SAP Wave 2.

•                  Net sales revenue increased by 2% in the quarter, as the benefit of favourable currency movements more than offset the impact of lower volume and negative price and channel mix.

•                  Volume in Poland declined in the low single-digits in the first quarter. . Core sparkling beverages saw low single-digits growth led by Coca-Cola Zero, Cola Cola light and Sprite. We are restructuring our business and implementing a strategy to address the ongoing shift of Polish consumers towards discounters.

•                  Volume in Hungary declined by low double-digits partly attributed to limited promotional activity. We expect top line performance to normalise as we benefit from the Easter effect in the second quarter. Economic conditions remain challenging in Hungary, with unemployment increasing in the first quarter.

•                  Volume in the Czech Republic increased by high single-digits in the quarter in a flat market. The volume performance was driven mainly by high double-digit growth in the sparkling beverages category, where we were able to grow sales of Cola-Cola regular, Fanta and Sprite by increased promotional activity. Increased sales of multi serve packages led volume growth in modern trade being the primary driver for the quarter.

•                  The developing markets segment reported a comparable operating loss of €5 million for the first quarter of 2011. This reflects the combined pressure from lower volume, increased raw material costs and operating expenses in the first quarter of 2010.

Operational Review by Reporting Segments (continued)

Emerging markets

	First quarter	First quarter	%
	2011	2010	change
Volume (million unit cases)	201.6	195.9	3%
Net sales revenue (€ million)	559.7	522.2	7%
Operating (loss) / profit (EBIT in € million)	(9.8)	7.7	n/a
Comparable operating (loss) / profit (EBIT in € million)	(8.9)	8.1	n/a

•                  Unit case volume in our emerging markets segment increased by 3% in the quarter, cycling a volume decline of 1% in the comparable prior year period.

•                  Net sales revenue increased by 7% in the first quarter, as a result of higher volumes, improved pricing and category mix despite unfavourable currency movements.

•                  Volume in Russia increased in the low double-digits, benefiting from an improving economic environment and focused execution in the market place. We continue gaining share in the sparkling beverages category driven by brand Coca-Cola, which posted its fifth consecutive quarter of double-digit growth. Fanta grew by double-digits the quarter capitalising on the recent successful re-launch of Fanta Orange with a new formulation.

•                  Volume in Ukraine was broadly flat in the first quarter. Growth in the core sparkling category, led by brand Coca-Cola, offset the volume loss in still beverages and water. Higher margin immediate consumption packages have been outperforming future consumption packages, largely as a result of increased sales in quick service restaurants.

•                  Volume in Nigeria increased in the mid single-digits in the quarter. The Nigerian economy has been relatively resistant to the global financial downturn, benefiting from increasing oil prices and is expected to register strong GDP growth. Trademark Coca-Cola continues to drive growth in the sparkling category. The juice category continued to grow double digit led by our 5Alive brand. The 0.5L PET package is contributing to an improvement in package mix.

•                  Volume in Romania declined by low double-digits as economic conditions remain very challenging. This was further intensified by the timing of Easter this year. Our higher margin single serve packages continue to perform significantly better than the overall declining market due to our strong focus on execution across all channels. We expanded our leadership ratio in the sparkling category, which is in excess of 2 times over our nearest competitor.

•                  The emerging markets segment was the most impacted by rising commodity prices and reported a comparable operating loss of €9 million for the first quarter of 2011. The benefit of increased volume, better category mix and pricing was more than offset by increased raw material costs, operating expenses and unfavourable currency movements.

Business Outlook

In the first quarter, we were primarily affected by the timing of Easter and increasing commodity prices across our markets. The Easter effect will normalise over the course of the second quarter but we expect that commodity prices will continue to present challenges to our profitability in 2011. Although the pace of economic recovery varies greatly among our markets, consensus estimates indicate positive GDP growth rates in 2011 for all of our countries except Greece.

Although we are expecting better economic conditions in many of our markets, unemployment and consumer sentiment will lag the pace of economic recovery. As a result, we expect to increase prices below the rate of inflation on average. Based on recent forecasts, inflation is now projected to be higher in Central and Eastern Europe which we believe will provide us with some additional pricing flexibility.

We expect commodity costs to increase by low double-digits, primarily as a result of high PET and world sugar prices. Although world sugar and PET prices have recently fallen slightly we anticipate the impact on margins to peak in the second quarter. The pace of decline for PET is much slower than originally expected due to the recent political instability in North Africa and the Middle-east. Increasing commodity prices are expected to pressure our profitability during 2011. We plan to be able to recover a substantial portion of increased commodity costs through pricing initiatives.

We will also leverage our restructuring savings, improved efficiencies and better working capital and operating expense management in order to mitigate both the impact of rising costs and the increase in operating expenses due to higher inflation.

We continue to observe currency volatility across our territories but based on current spot rates, we do not expect an overall material impact from currency movements in 2011.

A proposed capital return to our shareholders of €0.50 per share was approved by the Annual General Meeting held on 6 May 2011. The capital return will be financed from the cash position of the Company and is expected to be paid out on 21 June 2011.

We will continue to manage our business for the long term by focusing on maintaining and improving market share. We are also investing jointly with The Coca-Cola Company in marketing where economies are improving and we jointly see opportunities for growth. We are leveraging our revenue growth management strategy to its full extent, by tailoring the right brand, package, price and channel combinations to specifically address our consumers’ needs, whilst also seeking to leverage our position as market leader to help grow the overall market.

In the three year period ending in December 2013, free cash flow is expected to be approximately €1.6 billion and we plan to spend €1.5 billion in net capital expenditure in the same time frame, reflecting our confidence in the long term development of our extensive geographic and product portfolio.

Group Financial Review

Summary Profit & Loss

	First quarter
	2011 € million	2010 € million	% Change
Volume in unit cases (in millions)	433.8	431.1	1%
Net sales revenue	1,416.1	1,377.0	3%
Cost of goods sold	(894.5)	(841.9)	6%
Gross profit	521.6	535.1	-3%
Total operating expenses	(504.0)	(482.7)	4%
Comparable operating expenses(1)	(493.9)	(478.1)	3%
Operating profit (EBIT)	17.6	52.4	-66%
Comparable operating profit (EBIT)(1)	27.7	57.0	-51%
Adjusted EBITDA(2)	113.1	145.1	-22%
Comparable Adjusted EBITDA(2)	122.6	149.7	-18%
Net (loss) / profit attributable to owners of the parent	(8.9)	25.7	n/a
Comparable net (loss) / profit attributable to owners of the parent(1)	(1.0)	29.2	n/a
Basic (loss) / earnings per share (in euro)	(0.02)	0.07	n/a
Comparable basic earnings per share (in euro)(1)	—	0.08	-100%

(1)          Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section in page 1.

(2)          We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items, if any.

Net sales revenue

Net sales revenue per unit case increased by approximately 2% in the first quarter of 2011 compared to the prior year period. On a currency neutral basis, net sales revenue per unit case also increased by 2% in the first quarter of 2011, compared to the prior year period. Net sales revenue per unit case for the established markets decreased by 1%, whereas for the developing markets increased by approximately 2% and for the emerging markets increased by approximately 5%, in each case on a currency neutral basis.

Cost of goods sold

Cost of goods sold as well as cost of goods sold per unit case increased by approximately 6% in the first quarter of 2011, compared to the prior year period, reflecting higher commodity costs.

Gross profit

Gross profit margins decreased from 38.9% in the first quarter of 2010 to 36.8% in the first quarter of 2011. On a unit case basis, gross profit decreased by approximately 3% in the first quarter of 2011, versus the prior year period. On a currency neutral basis, gross profit per unit case decreased by approximately 4% in the first quarter of 2011, versus the prior year period.

Operating expenses

Total comparable operating expenses increased by 3% in the first quarter of 2011, versus the prior year period. This increase reflects an increase in warehouse and administration costs and the impact of currency movements which was only partly offset by cost decreases achieved through earlier cost saving initiatives.

Operating profit

Comparable operating profit decreased by 51% to €28 million in the first quarter of 2011 versus €57 million in the first quarter of 2010 mainly due to increased commodity costs and the phasing of the Easter holiday period in the first quarter of 2010. The Group’s comparable operating margin decreased from 4.1% in the first quarter of 2010 to 2.0% in the first quarter of 2011.

Group Financial Review (continued)

Tax

On a comparable basis, Coca-Cola Hellenic’s tax expense for the first quarter of 2011 was €8.3 million (€8.7million first quarter of 2010) as a consequence of a number of factors the most significant of which are: the mix of profits reported for tax purposes, non-deductibility of certain expenses and one off tax items.

Net profit

On a comparable basis, net loss was €1 million in the first quarter of 2011, compared to net profit of €29 million the prior year period, driven mainly by the decreased operating profit.

Cash flow

Cash outflow for operating activities was €5 million in the first quarter of 2011, versus cash inflow of €132 million in the prior year period. Cash outflow for operating activities net of capital expenditure was €68 million for the first quarter of 2011, compared to cash inflow from operating activities of €65 million in the comparable prior year period.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €63 million in the first quarter of 2011, compared to €67 million in the prior year period.

Supplementary Information

The financial measures Operating Profit, Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated interim financial statements:

	First quarter
	2011 € million	2010 € million
(Loss) / profit after tax	(7.9)	28.0
Tax charged to the income statement	6.1	7.6
Finance costs, net	19.1	17.0
Share of results of equity method investments	0.3	(0.2)
Operating profit	17.6	52.4
Depreciation of property, plant and equipment	91.1	90.3
Amortisation and adjustments to intangible assets	0.9	0.9
Employee share options	2.1	1.5
Other non-cash items	1.4	—
Adjusted EBITDA	113.1	145.1
(Gains) / losses on disposal of non-current assets	(1.1)	1.2
(Increase) / decrease in working capital	(85.9)	14.9
Tax paid	(30.8)	(29.5)
Net cash (used in) / from operating activities	(4.7)	131.7

Payments for purchases of property, plant and equipment	(49.4)	(52.6)
Principal repayments of finance lease obligations	(14.5)	(18.4)
Proceeds from sale of property, plant and equipment	1.1	3.8
Capital Expenditure	(62.8)	(67.2)

Net cash (used in) / from operating activities	(4.7)	131.7
Capital expenditure	(62.8)	(67.2)
Free Cash (outflow) / inflow	(67.5)	64.5

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London (LSE: CCB) stock exchange. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the first quarter of 2011 financial results on 10 May 2011 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 1 April 2011 € million	As at 31 December 2010(1) € million
Assets
Intangible assets	4	1,939.3	1,966.9
Property, plant and equipment	4	3,070.2	3,122,9
Other non-current assets		203.1	191.4
Total non-current assets		5,212.6	5,281.2

Inventories		562.5	481,7
Trade and other receivables		1,162.1	1,121.7
Cash and cash equivalents	5	533.8	326.1
Total current assets		2,258.4	1,929.5
Total assets		7,471.0	7,210.7

Liabilities
Short-term borrowings	5	528.5	535.1
Other current liabilities		1,531.1	1,501.3
Total current liabilities		2,059.6	2,036.4

Long-term borrowings	5	1,898.0	1,656.4
Other non-current liabilities		483.0	457.1
Total non-current liabilities		2,381.0	2,113.5

Equity
Owners of the parent		2,926.2	2,952.1
Non-controlling interests		104.2	108.7
Total equity		3,030.4	3,060.8
Total equity and liabilities		7,471.0	7,210.7

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 16 to 24 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 1 April 2011 € million	Three months to 2 April 2010(1) € million
Net sales revenue	3	1,416.1	1,377.0
Cost of goods sold		(894.5)	(841.9)
Gross profit		521.6	535.1

Operating expenses		(493.9)	(478.1)
Restructuring costs	6	(10.1)	(4.6)
Total operating expenses		(504.0)	(482.7)

Operating profit	3	17.6	52.4

Finance income		1.4	1.3
Finance costs		(20.5)	(18.3)
Finance costs, net	7	(19.1)	(17.0)
Share of results of equity method investments		(0.3)	0.2
(Loss) / profit before tax		(1.8)	35.6

Tax	8	(6.1)	(7.6)
(Loss) / profit after tax		(7.9)	28.0

Attributable to:
Owners of the parent		(8.9)	25.7
Non-controlling interests		1.0	2.3
		(7.9)	28.0

Basic and diluted (losses) / earnings per share (€)	9	(0.02)	0.07

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 16 to 24 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 1 April 2011 € million	Three months to 2 April 2010(1) € million
(Loss) / profit after tax for the period	(7.9)	28.0

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.2	(0.2)
Cash flow hedges:
Amounts of gains / (losses) during the period	4.8	(1.4)
Amounts of (gains) / losses reclassified to profit and loss for the period	(0.1)	1.4
Foreign currency translation	(30.9)	153.5
Share of other comprehensive income of equity method investments	(1.3)	1.0
Income tax relating to components of other comprehensive income	—	0.1
Other comprehensive income for the period, net of tax	(27.3)	154.4
Total comprehensive income for the period	(35.2)	182.4

Total comprehensive income attributable to:
Owners of the parent	(32.3)	177.3
Non-controlling interests	(2.9)	5.1
	(35.2)	182.4

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 16 to 24 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2010	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9
Changes in accounting policy (Note 1)	—	—	—	—	—	(39.5)	(39.5)	(1.5)	(41.0)
Balance as at 1 January 2010 (restated)	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9
Shares issued to employees exercising stock options	0.1	1.4	—	—	—	—	1.5	—	1.5
Share-based compensation:
Options	—	—	—	—	1.6	—	1.6	—	1.6
Movement in treasury shares	—	—	—	—	(0.1)	—	(0.1)	—	(0.1)
Shares repurchased	—	—	(8.4)	—	—	—	(8.4)	—	(8.4)
Dividends	—	—	—	—	—	—	—	(1.5)	(1.5)
Total comprehensive income for the period, net of tax(1)	—	—	—	151.7	(0.1)	25.7	177.3	5.1	182.4
Balance as at 2 April 2010	182.9	1,115.2	(23.3)	(157.4)	370.2	1,138.0	2,625.6	104.8	2,730.4
Shares issued to employees exercising stock options	0.2	4.0	—	—	—	—	4.2	—	4.2
Share-based compensation:
Options	—	—	—	—	5.1	—	5.1	—	5.1
Movement in treasury shares	—	—	—	—	0.3	—	0.3	—	0.3
Shares repurchased	—	—	(33.9)	—	—	—	(33.9)	—	(33.9)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares held by non-controlling interests	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(3.5)	(71.6)
Total comprehensive income for the period, net of tax	—	—	—	27.1	(11.2)	403.0	418.9	11.1	430.0
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.1	4.2	—	—	—	—	4.3	—	4.3
Share-based compensation:
Options	—	—	—	—	2.1	—	2.1	—	2.1
Purchase of shares held by non-controlling interests	—	—	—	—	—	—	—	(0.1)	(0.1)
Dividends	—	—	—	—	—	—	—	(1.5)	(1.5)
Total comprehensive income for the period, net of tax(2)	—	—	—	(28.3)	4.9	(8.9)	(32.3)	(2.9)	(35.2)
Balance as at 1 April 2011	183.2	1,123.4	(57.2)	(157.5)	382.4	1,451.9	2,926.2	104.2	3,030.4

Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

(1)          The amount included in the exchange equalisation reserve of €151.7 million gain for the first quarter of 2010 represents the exchange gain attributed to the owners of the parent of €150.7 million plus the share of equity method investments of €1.0 million gain.

The amount charged to other reserves of €0.1 million loss for the first quarter of 2010 consists of losses on valuation of available-for-sale financial assets of €0.2 million (representing valuation losses for the period), cash flow hedges movements of €1.4 million which represent revaluation losses for the period and €1.4 million which represent revaluation losses reclassified to profit and loss for the period and the deferred income tax credit thereof amounting to €0.1 million.

The amount of €5.1 million income included in non-controlling interests for the first quarter of 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €2.8 million gain, in the retained earnings of €2.2 million income and €0.1 million income from the change in the accounting policy for pension (see Note 1).

(2)          The amount included in the exchange equalisation reserve of €28.3 million loss for the first quarter of 2011 represents the exchange losses attributed to the owners of the parent of €27.0 million plus the share of equity method investments of €1.3 million loss.

The amount charged to other reserves of €4.9 million gain for the first quarter of 2011 consists of gains on valuation of available-for-sale financial assets of €0.2 million (representing valuation gains for the period), cash flow hedges movement of €4.7 million (of which €4.8 million represents revaluation gains for the period and €0.1 million represents revaluation gains reclassified to profit and loss for the period).

The amount of €2.9 million loss included in non-controlling interests for the first quarter of 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €3.9 million loss and in the retained earnings of €1.0 million income.

The notes on pages 16 to 24 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Three months to 1 April 2011 € million	Three months to 2 April 2010(1) € million
Operating activities
(Loss) / profit after tax		(7.9)	28.0
Finance costs, net	7	19.1	17.0
Share of results of equity method investments		0.3	(0.2)
Tax charged to the income statement		6.1	7.6
Depreciation of property, plant and equipment	4	91.1	90.3
Employee share options		2.1	1.5
Amortisation and adjustments to intangible assets	4	0.9	0.9
Other non-cash items		1.4	—
		113.1	145.1

(Gains) / losses on disposal of non-current assets		(1.1)	1.2
Increase in inventories		(89.6)	(64.8)
Increase in trade and other receivables		(25.1)	(1.1)
Increase in trade and other payables		28.8	80.8
Tax paid		(30.8)	(29.5)
Net cash (used in) / from operating activities		(4.7)	131.7

Investing activities
Payments for purchases of property, plant and equipment		(49.4)	(52.6)
Proceeds from sales of property, plant and equipment		1.1	3.8
Net receipts from investments		1.2	1.1
Interest received		1.5	1.3
Net receipts from disposal of subsidiary	16	11.1	—
Net cash used in investing activities		(34.5)	(46.4)

Financing activities
Share buy-back payments		—	(8.4)
Purchase of shares held by non-controlling interests		(0.1)	—
Proceeds from shares issued to employees exercising stock options		4.3	1.5
Dividends paid		(1.5)	(3.5)
Net increase in borrowings		306.7	16.7
Principal repayments of finance lease obligations		(14.5)	(18.4)
Interest paid		(47.6)	(24.0)
Net cash from / (used in) financing activities		247.3	(36.1)

Increase in cash and cash equivalents		208.1	49.2

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		326.1	232.0
Increase in cash and cash equivalents		208.1	49.2
Effect of changes in exchange rates		(0.4)	3.3
Cash and cash equivalents at the end of the period		533.8	284.5

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 16 to 24 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2010, except for:

a) New or revised accounting standards and interpretations that have been adopted as of 1 January 2011: International Financial Reporting Interpretations Committee (‘IFRIC’) 19, Extinguishing Financial Liabilities with Equity Instruments; amendment to International Accounting Standard (‘IAS’) 32 Financial Instruments Presentation, on classification of rights issues; amendment to IAS 24 Related Party Disclosures; amendment to IFRIC 14 “IAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”; amendments to the following standards and interpretations arising from the third omnibus of amendments issued by the International Accounting Standards Board (‘IASB’) in May 2010, primarily with a view to removing inconsistencies and clarifying wording: IAS 27 Consolidated and Separate Financial Statements, IFRS 3 Business Combinations, IAS 1 Presentation of Financial Statements, IFRS 7 Financial Instrument Disclosures, IAS 34 Interim Financial Reporting, and IFRIC 13 Customer Loyalty Programs. None of these new or revised accounting standards and interpretations had a material impact on the current or prior periods.

b) Change in accounting policy, IAS 19 Employee Benefits: Coca-Cola Hellenic has assessed its accounting policy with regard to the recognition of actuarial gains and losses arising from its post employment defined benefit plans. The Group previously recognized these actuarial gains and losses based on the corridor method (i.e. only the net cumulative unrecognized actuarial gains and losses of the previous period which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets were recognized) in accordance with IAS19.93. As a consequence, its balance sheet did not reflect a significant part of the net actuarial assets and liabilities.

As of 1 January 2011 the Group determined that it would change its accounting policy to recognize actuarial gains and losses, in the period in which they occur, in other comprehensive income (OCI) as it believes this policy provides reliable and more relevant information about the effects of employee benefits on the Group’s financial position and financial performance. Changes have to apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the restatement of prior year financial information.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.         Accounting policies (continued)

As a result of the voluntary accounting policy change, the following adjustments were made to the condensed consolidated interim financial statements:

Three months ended
2 April 2010 €million
Profit after tax
Profit before change in accounting policy	27.6
Reversal of actuarial losses	0.5
Change in deferred tax	(0.1)
Profit after change in accounting policy	28.0

The effect on earnings per share for the first quarter of 2010 related to the restatement was less than € 0.01.

If the accounting policy had not been changed, the loss after tax for the first quarter of 2011 would have been approximately €0.2 million higher.

The impact on total comprehensive income comprises the adjustments to profit after tax as disclosed above.

	As at	As at
	2 April 2010 €million	31 December 2010 €million	31 December 2009 €million
Consolidated statement of changes in equity
Equity before change in accounting policy	2,771.0	3,095.9	2,595.9
Allocation of unrecognised net losses to retained earnings	(39.2)	(34.0)	(39.5)
Allocation of unrecognised net losses to non-controlling interests	(1.4)	(1.1)	(1.5)
Equity after change in accounting policy	2,730.4	3,060.8	2,554.9

As at
31 December 2010 €million
Other non-current liabilities
Other non-current liabilities before change in accounting policy	442.7
Recognition of actuarial losses	24.3
Change in deferred tax	(9.9)
Other non-current liabilities after change in policy	457.1

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies (continued)

As at
31 December 2010 €million
Other non-current assets
Other non-current assets before change in accounting policy	212.1
Recognition of actuarial losses	(20.9)
Change in deferred tax	0.2
Other non-current assets after change in policy	191.4

Basis of preparation

Operating results for the first quarter of 2011 are not indicative of the results that may be expected for the year ended 31 December 2011 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2010 annual financial statements, which include a full description of the Group’s accounting policies.

Certain comparative figures have been reclassified to conform to the current period presentation.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	1 April 2011	2 April 2010	1 April 2011	31 December 2010
US dollar	1.38	1.37	1.41	1.31
UK sterling	0.86	0.88	0.88	0.85
Polish zloty	3.94	3.99	3.99	3.99
Nigerian naira	208.69	203.53	213.54	196.01
Hungarian forint	271.49	269.54	267.42	279.30
Swiss franc	1.29	1.46	1.30	1.25
Russian rouble	40.31	40.90	40.14	39.95
Romanian leu	4.20	4.11	4.10	4.29
Ukrainian hryvnia	10.95	10.93	11.20	10.50

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended
	1 April 2011	2 April 2010
Volume in unit cases (million)
Established	153.0	155.4
Developing	79.2	79.8
Emerging	201.6	195.9
Total volume	433.8	431.1
Net sales revenue (€ million)
Established	621.5	624.2
Developing	234.9	230.6
Emerging	559.7	522.2
Total net sales revenue	1,416.1	1,377.0
Adjusted EBITDA (€ million)
Established	65.3	74.5
Developing	13.5	18.9
Emerging	34.3	51.7
Total Adjusted EBITDA	113.1	145.1
Operating profit (€ million)
Established	33.5	43.8
Developing	(6.1)	0.9
Emerging	(9.8)	7.7
Total operating profit	17.6	52.4
Reconciling items (€ million)
Finance costs, net	(19.1)	(17.0)
Share of results of equity method investments	(0.3)	0.2
Tax	(6.1)	(7.6)
Non-controlling interests	(1.0)	(2.3)
(Loss) / profit after tax attributable to owners of the parent	(8.9)	25.7

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2011	3,122.9	1,966.9
Additions	80.8	—
Reclassified from assets held for sale	0.7	—
Disposals	(7.6)	—
Disposal of subsidiary (refer to Note 16)	(6.5)	(12.0)
Depreciation / amortisation	(91.1)	(0.9)
Foreign exchange differences	(29.0)	(14.7)
Closing net book value as at 1 April 2011	3,070.2	1,939.3

5.                          Net debt

	As at
	1 April 2011 € million	31 December 2010 € million
Long-term borrowings	1,898.0	1,656.4
Short-term borrowings	528.5	535.1
Cash and cash equivalents	(533.8)	(326.1)
Net debt	1,892.7	1,865.4

The net debt increased during the first quarter of 2011 by €27.3 million compared to 31 December 2010. The increase in long term borrowings by €241.6 million was mainly the result of the new €300 million bond issue that was settled on 2 March 2011. This new bond also affected the increased cash balance during the quarter since the proceeds of the new bond issue will be used to repay the upcoming maturity of the existing €301.1 million notes due on 15 July 2011. Short-term borrowings decreased slightly during the quarter.

6.                          Restructuring costs

Restructuring costs amounted to €10.1 million before tax in the first quarter of 2011. The Group recorded €8.0 million, €1.2 million and €0.9 million of restructuring charges in its established, developing and emerging markets respectively, during the first quarter of 2011. Restructuring costs amounted to €4.6 million before tax in the first quarter of 2010. The Group recorded €4.0 million, €0.2 million and €0.4 million of restructuring charges in its established, developing and emerging markets, respectively, during the first quarter of 2010.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

7.                          Finance costs, net

	Three months ended
	1 April 2011 € million	2 April 2010 € million
Interest expense	19.6	18.6
Net foreign exchange losses / (gains)	0.9	(0.3)
Interest income	(1.4)	(1.3)
Finance costs, net	19.1	17.0

Net finance costs of the first quarter of 2011 were higher by €2.1 million compared to the same period of prior year, mainly due to €1.0 million higher interest expense and €1.2 million higher net foreign exchange translation losses. The higher interest expenses were largely due to the result of higher interest rates compared to the prior year period as a result of moving from floating to fixed rate in the second quarter of 2010, despite the lower net debt levels in the first quarter of 2011. The net foreign exchange losses were due to fair value losses on financial instruments.

8.                          Tax

The Group’s effective tax rate for 2011 may differ from the Greek statutory tax rate of 20% as a consequence of a number of factors, the most significant of which are: non-deductibility of certain expenses and one off tax items.

On 31 March 2011 a new tax law was enacted in Greece. The new tax law introduced certain amendments in the corporate income tax legislation as is the reduction of the Greek statutory tax rate to 20% for accounting years starting as of 1 January 2011 onwards and the exemption from corporate income tax of inbound dividends from qualifying investments in EU subsidiaries on condition that such dividends are recorded in a special tax free reserve account.

9.                          Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first quarter of 2011: 362,772,533; first quarter of 2010: 364,323,930). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

10.                   Share capital

During 2010, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares, as announced on 26 February 2010, 17 May 2010, 24 August 2010 and 25 November 2010 respectively. Total proceeds from the issue of the shares were €5.7 million.

During the first quarter of 2011, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 354,512 new ordinary shares on 16 March 2011, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €4.3 million.

After the above changes, the share capital amounts to €183.2 million and is comprised of 366,490,952 shares with a nominal value of €0.50 each.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

10.       Share Capital (continued)

Share buy-back programme

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Coca-Cola Hellenic’s capitalisation at that time, the maximum amount that might have been bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Applicable law does not specify the extent of implementation of such approved share buy-back programmes. Coca-Cola Hellenic may therefore, at its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The number of issued shares in circulation as at 1 April 2011 was 363,060,817. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, the Company purchased 3,430,135 ordinary shares pursuant to the share buy-back programme, with a value of €57.2 million.

11.                   Non-controlling interests

On 25 June 2010, the Group initiated a tender offer to purchase all remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zenum (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 90.9%. Subsequently, the Group has made additional purchases in the market bringing its stake in CCH Serbia to 91.3% as at 1 April 2011.

On 14 December 2010 the board of directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) announced a proposed scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC, such that it would become a wholly-owned subsidiary of the Group. The Group currently owns 66.4% of the total share capital of NBC. The transaction is subject to final approval by the board of directors and a general meeting of shareholders of NBC. If approved, this transaction is expected to be completed during the second quarter of 2011, at which time NBC would be de-listed from the Nigerian Stock Exchange. The value of this transaction is approximately €84 million and it will result in cost savings, reduce complexity and allow NBC to fully leverage the financial strength and resources of the Group.

12.                   Dividends

The shareholders approved a dividend of €0.30 per share (totalling €109.7 million, based on the number of shares outstanding as at 31 December 2009) for the year ended 31 December 2009, at the Annual General Meeting of Shareholders that was held on 21 June 2010.

An amount equal to €41.6 million of the total dividend was accrued as of 31 December 2009, as a statutory minimum dividend in accordance with the Greek corporate legislation. The remaining €68.1 million is recorded as an appropriation of retained earnings in shareholders’ equity for the second quarter of 2010. This 2009 dividend is subject to a 10% withholding tax in accordance with article 18 of Law Nr 3697/2008. The dividend payment commenced on 1 July 2010 with a net amount paid through 31 December 2010 of €102.0 million.

The reported net results of the parent company’s statutory accounts do not allow a 2010 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2010.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

13.                   Contingencies

There have been no significant changes in contingencies since 31 December 2010 (as described in the 2010 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

14.                   Employee numbers

The average number of full-time equivalent employees in the first quarter of 2011 was 41,515 (42,164 for the first quarter of 2010).

15.                     Related party transactions

a) The Coca-Cola Company

As at 1 April 2011, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC”) indirectly owned 23.2% (2010: 23.3%) of the issued share capital of Coca-Cola Hellenic .

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first quarter of 2011 amounted to €283.2 million (€ 297.7 million in the prior-year period) and total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €8.6 million (€7.9 million in the prior-year period). During the first quarter of 2011, the Group sold €8.2 million of finished goods and raw materials to TCCC (€8.2 million in the prior-year period). During the first quarter of 2011 other income from TCCC was €3.0 million (€6.4 million in the prior-year period).

As at 1 April 2011, the Group had a total amount of €51.9 million (€53.8 million as at 31 December 2010) due from TCCC, and had a total amount of €158.2 million (€166.0 million as at 31 December 2010) due to TCCC.

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 43.9% (2010: 43.9%) ownership by the parent of Kar-Tess Holding, which as at 1 April 2011 owned 23.3% (2010: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

During the first quarter, the Group made purchases of €48.1 million (€19.4 million in the prior-year period) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €0.6 million (€1.2 million in the prior-year period). Other income from Frigoglass during the first quarter of 2011 was €0.1 million (€0.1 million in the prior-year period). As at 1 April 2011, Coca-Cola Hellenic owed €21.9 million (€13.9 million as at 31 December 2010) to, and was owed €0.3 million (€1.2 million as at 31 December 2010) by Frigoglass.

Other disclosures

On December 6, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its wholly owned subsidiaries under the trade names “Sammy LLC”, “Lucky 70 LLC”, “Zoe 20 LLC”, “Kooky LLC”, “Utopia Business Company Ltd.”, “Harmonia Commercial S.A.”, “Ice Cold Holdings Limited” and “Red & White Holdings Limited” to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

15.          Related party transactions (continued)

c) Other related parties

During the first quarter of 2011, the Group purchased €25.1 million of raw materials and finished goods (€18.8 million in the prior-year period). Furthermore during the first quarter of 2011, the Group incurred other expenses of €2.3 million (€0.7 million in the prior-year period) and recorded income of €0.4 million (€0.3 million in the prior-year period) from the sales of finished goods to other related parties. As at 1 April 2011, the Group owed €14.0 million (€5.8 million as at 31 December 2010) to, and was owed €2.2 million (€3.1 million as at 31 December 2010) by other related parties.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 1 April 2011.

There were no other significant transactions with related parties for the period ended 1 April 2011.

16.          Disposal of Eurmatik S.r.l

In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The fair value of the consideration was €13.5 million. The disposal resulted in the Group derecognising €10.6 million of goodwill and €21.5 million of assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group’s established segment.

17.          Post balance sheet events

On 6 May 2011, the shareholders approved the increase of the share capital by €550 million, through the capitalization of share premium and the increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share will be increased from €0.50 to €2.00. At the same time the share capital will be decreased by €183 million, through a reduction of the nominal value of the shares by €0.50 per share. As a result, the nominal value of the shares will be decreased from €2.00 to €1.50 per share, and an equal amount of capital will be returned to the shareholders in cash. The capital return will be financed through accumulated cash.

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice business, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE (“Vlanpak”), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration, including the assumption of debt, was €4 million.

Coca-Cola Hellenic publishes the first stakeholder-reviewed CSR report in the European beverage industry to reach the reporting standard level GRI A+

Athens, 12 May 2011 — Coca-Cola Hellenic, one of Europe’s leading bottlers of non-alcoholic beverages, has further strengthened the rigorous reporting and verification of its Corporate Social Responsibility (CSR) activities across operations in 28 countries.

Coca-Cola Hellenic is the first European food and beverage company to reach an ‘A+’ rating according to the Global Reporting Initiative (GRI) for its CSR report.

Its just published 2010 CSR report, ‘Towards Sustainability’, has been reviewed by an external Stakeholder Review Panel which provided input and a critical assessment of the report’s strengths and improvement opportunities. In addition, the Company stated that the auditor denkstatt GmbH carried out an independent third-party validation of the contents in accordance with the international standards AA1000 (2008) and GRI (Global Reporting Initiative).

Among initiatives reported by Coca-Cola Hellenic are increased efforts to combat climate change. Beyond the construction of three Combined Heat and Power (CHP) plants during the year, which will reduce CO2 emissions by up to 66% at each facility, the Company has now launched a programme to install solar panels on rooftops.

Energy-saving activities also involve improving efficiency of power use in bottling operations, transportation, and cold drink equipment which is progressively being replaced with models which are free of HFCs and are up to 63% more energy-efficient than previous coolers, substantially cutting CO2 emissions.

Another primary environmental focus is protection of water resources. More than 97% of wastewater was treated at bottling plants in 2010, and systems put in place enabled the re-use and recycling of 1.2 billion litres of water in production processes.

Water stewardship programmes in communities in partnership with governments, NGOs and conservation groups were aimed at awareness-raising, education and practical efforts to restore and maintain waterways, catchment areas, and wildlife habitats. Through the European Water Sustainability Sounding Board for Sugar the Company is examining the broader impact of water use in agriculture, especially in regard to sugar beet.

The Company achieved improvements in protection of the environment and of natural resources by recovering and recycling an average of 64% of packaging waste across 19 countries, and 85% of production waste across its operations. Through lightweighting, 5,000 tonnes of PET were saved.

Progress continued to be made in the protection of the health and safety of employees. Following the introduction of a concerted programme introduced in 2009, serious accidents declined 39% and the number of manufacturing plants certified to the international OHSAS 18001 standard reached 84%.

Furthermore, the CSR report details numerous other aspects of the Company’s performance including its work with suppliers to improve energy efficiency and directing them in abiding by responsible social and economic practices; contributing to the well-being of communities by investing €9.5 million in a variety of projects and engaging more than 1.2 million people in sports and fitness programmes; and providing consumers with an increasing choice of beverages suited to individual lifestyles.

Coca-Cola Hellenic continued to actively participate in long-term partnerships, maintaining its status as a Notable Reporter of the UN Global Compact (UNGC), and partnerships with agencies such as UNDP, UNEP and UNESCO. Fourteen of the Company’s businesses contribute individually to UNGC activities in their own countries.

A variety of awards have been bestowed on the Company for its CSR contributions, and recognition of its commitment to pursuing sustainable goals has been shown by its listing on the FTSE4Good Index for the ninth consecutive year, and on the Dow Jones Sustainability World and European STOXX indexes for the third year running.

Coca-Cola Hellenic has published the CSR report for 2010 in full at http://csrreport.2010.coca-colahellenic.com/

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

MEDIA ENQUIRIES

Katerina Giama Public Affairs Department	Tel: +30 210 618 3332 email : katerina.giama@cchellenic.com

Coca-Cola Hellenic announces renewal of Syndicated Multi-Currency

Revolving Credit Facility

Athens, Greece — 13 May 2011 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” and, together with its subsidiaries, the “Group”) announces the replacement of the Group’s existing EUR 500,000,000 Syndicated Multi-Currency Revolving Credit Facility (the “Previous Facility”), which was set to expire in December 2012, with a new EUR 500,000,000 Syndicated Multi-Currency Revolving Credit Facility having a term of five years (the “Facility”). The Facility, which is for general corporate purposes, will be at lower finance costs to the Group than the Previous Facility.  The Previous Facility has been cancelled.

Coca-Cola HBC Finance B.V. is the borrower under the Facility (the “Borrower”). The obligations of the Borrower under the Facility are guaranteed by both Coca-Cola Hellenic and Coca-Cola HBC Finance Plc.

The ten Mandated Lead Arrangers are ING Bank N.V., London Branch, Société Générale Corporate & Investment Banking (The Corporate and Investment Banking Division of Société Générale, Citigroup Global Markets Limited, Banc of America Securities Limited, Deutsche Bank AG, London Branch, Credit Suisse AG, London Branch, The Royal Bank of Scotland PLC, The Governor and Company of the Bank of Ireland, Raiffeisen Bank International AG, and Intesa Sanpaolo s.p.a..

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of prospectus relating to the EUR 2,000,000,000

Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V.

Athens, Greece — 23 May 2011 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing.

Supplementary Prospectus number 4 dated 23 May 2011 to the Base Prospectus in respect of the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Supplementary Prospectus approval relates to the ongoing update of the €2,000,000,000 Euro Medium Term Note Programme and not to any issuance of notes thereunder.

To view the full text of the May 23 supplementary prospectus, please paste the following URL into the address bar of your browser: http://www.coca-colahellenic.com/investorrelations/Debtholders/Fundingsources/

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date:  May 31 , 2011